April 17, 2020

Donald Rush
Chief Financial Officer and Executive Vice President
CNX Resources Corp
1000 CONSOL Energy Drive, Suite 400
Canonsburg, Pennsylvania 15317-6506

       Re: CNX Resources Corp
           Form 10-K for the Fiscal Year Ended December 31, 2019
           10-K filed February 10, 2020
           File No. 001-14901

Dear Mr. Rush:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business
Producing Wells and Acreage, page 9

1. The disclosure relating to your producing wells indicates that you have gross producing oil wells but no corresponding net producing oil wells. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. Refer to
      Item 1208(a) of Regulation S-K.
2. The gross and net figures relating to the disclosure of your proved developed and proved undeveloped acreage appear to be identical. Revise your disclosure as may be necessary or tell us why a revision is not needed. Refer to the disclosure requirements in Items
      1208(a) and (b) of Regulation S-K.
3. Expand your presentation of expiring acreage to include the figures relating to both your gross and net proved undeveloped acreage. Refer to disclosure requirements in Item
 Donald Rush
FirstName LastNameDonald Rush
CNX Resources Corp
Comapany NameCNX Resources Corp
April 17, 2020
Page 17,
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FirstName LastName
         1208(b) of Regulation S-K.
4. The figures relating to your disclosure of the total gross and net unproved acreage and the total net proved acreage presented on page 10 appear to be inconsistent with the corresponding figures for such acreage presented elsewhere on page 9. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.
Development Wells (Net), page 10

5. The disclosure relating to your drilling and other exploratory and development activities indicates the figures exclude gob wells and wells drilled by operators other than your primary joint venture partners. Revise your disclosure to include these wells or tell us why a revision is not needed. Refer to the disclosure requirements in
Item 1205 of
         Regulation S-K.
6. Your disclosure indicates there were 35.0 net development wells that were drilled but remained uncompleted as of December 31, 2019. Tell if you consider the proved reserves associated with these wells to be developed or undeveloped as of December 31, 2019. To the extent that the reserves associated with these wells are undeveloped, refer to Rule 4-
         10(a)(31)(ii) of Regulation S-X and tell us if these wells are part of a development plan adopted by management as of December 31, 2019, including the Board, if such approval is required.
7. If you expect the proved undeveloped reserves associated with your drilled but uncompleted wells will take more than five years to convert to developed status since initial disclosure, refer to the answer to question 131.03 in the Compliance and Disclosure
         Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time.
Notes to Audited Consolidated Financial Statements
Note 26-Supplemental Gas Data (Unaudited)
Proved Oil and Gas Reserves Quantities, page 113

8. The explanation for the material changes that occurred in total proved reserves and proved undeveloped reserves due to extensions and discoveries for the period ending December
         31, 2019 indicates these changes were related to the addition of wells more than one offset location away with the continued use of reliable technology. Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the disclosure requirements in Item
         1202(a)(6) of Regulation S-K.
9. The figures relating to the changes that occurred in your total proved reserves due to extensions and discoveries appear to be inconsistent with the corresponding figures relating to such changes that occurred in your proved undeveloped reserves for the period ended December 31, 2019. Revise your disclosure as may be necessary to clarify the
 Donald Rush
FirstName LastNameDonald Rush
CNX Resources Corp
Comapany NameCNX Resources Corp
April 17, 2020
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April 3 2020 Page 3
FirstName LastName
         reason(s) for this inconsistency or tell us why a revision is not needed.
10. The disclosure of the changes that occurred in your proved undeveloped reserves during fiscal 2019 indicates that you removed a total of 1,176,282 MMcfe out of the 3,386,457
         Mcfe in proved undeveloped reserves disclosed at December 31, 2018 due to changes in the development plan. Refer to the guidance associated with Question
131.04 in our
         Compliance and Disclosure Interpretations (C&DIs) and tell us the extent to which all of the proved undeveloped locations disclosed at December 31, 2018 were part of an adopted development plan reviewed and approved by management and approved by the Board as of December 31, 2018. As part of your response, explain to us how a change of this magnitude is consistent with having a final investment decision at the time these reserves were disclosed as proved undeveloped reserves.
11. Considering your history of material changes to the development plan underlying your estimates of proved undeveloped reserves during each of the last three fiscal years, describe for us the particular controls you have in place to ensure compliance with Rules
         4-10(a)(22) and 4-10(a)(31) of Regulation S-X. As part of your response, additionally describe the steps that your management and Board take to evaluate departures from previously adopted development plans in determining the level of certainty regarding such revised development plans.
12. The net quantities of proved undeveloped gob reserves that have been reported for more than five years appears to have declined year-on-year over the last three fiscal years.
         Explain to us in reasonable detail the reason(s) for the changes in net quantities for each of the last three years.
13. Tell us the extent that the development schedule relating to the net quantities of proved undeveloped gob reserves that have remained undeveloped for more than five years at
         December 31, 2019, e.g. the approximately 248,570 MMcfe, extends beyond Coronado IV
         LLC's the current operating plan for the Buchannan Mine.
Exhibits, Financial Statement Schedules
Exhibit 99.1, page 122

14. The reserves report indicates that a table was to follow this letter that sets forth CNX's estimates of net reserves and future net revenue, by reserves category; however, this table is not included as an attachment to Exhibit 99.1. Provide us with the referenced table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at
(202) 551-3489 with any other questions.
 Donald Rush
CNX Resources Corp
April 17, 2020
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FirstName LastNameDonald Rush     Sincerely,
Comapany NameCNX Resources Corp
                                  Division of Corporation Finance
April 17, 2020 Page 4             Office of Energy & Transportation
FirstName LastName